Annual Shareholder Meeting Results:
Global StocksPLUS held its annual meetings of shareholders on July 20, 2011. Shareholders voted as indicated below:
                                                                Withheld
                                            Affirmative         Authority
Election of Bradford K. Gallagher
Class II to serve until 2013                9,021,279           200,357

Re-election of Alan Rappaport
Class III to serve until 2014               8,926,342           295,294

Election of Deborah A. DeCotis
Class II to serve until 2013                9,014,115           207,521

Re-election of John C. Maney+
Class III to serve until 2014               8,966,258           255,378

The other members of the Board of Trustees at the time of the meeting, namely Messrs. Paul Belica, James A. Jacobson, Hans W. Kertess, and William B. Ogden, IV, continued to serve as Trustees of the Fund.

+ Interested Trustee